

VIA FACSIMILE AND U.S. MAIL

December 28, 2007

Walter S. Berman
Chief Financial Officer
Ameriprise Financial, Inc.
55 Ameriprise Financial Center
Minneapolis, Minnesota 55474

> **RE:** **Ameriprise Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2007,**
> **June 30, 2007 and September 30, 2007**
> **File No. 1-32525**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

Liquidity and Capital Resources, page 43

Operating Activities, page 45

2. You indicate that net cash provided by operating activities for the year ended
   December 31, 2006 was $619 million compared to $975 million for the year
   ended December 31, 2005, a decrease of $356 million. However, you provide no
   underlying analysis as to whether this development is temporary, or simply
   expected to continue. Your cash provided by operating activities has decreased
   36.5% from the prior fiscal year however you have not provided any business
   reasons for the significant decrease. There is no in-depth analysis as to the
   medium-term and long-term impact and strategic direction of this development. It
   is unclear whether you continue to expect net cash provided by operating
   activities to decrease or whether you expect cash flows from operations to
   increase in the future. Please revise to provide more in-depth analysis regarding
   the significant changes in your cash flows from operations for all periods
   presented.

Financial Statements

2. Summary of Significant Accounting Policies, page 63

Foreign Currency Translation, page 63

3. You indicate that gains and losses related to non-functional currency transactions,
   including non-US operations where the functional currency is the U.S. dollar, are
   reported net in other revenues in the consolidated statements of income. Please
   tell us how you determined that it is appropriate to include gains and losses
   related to non-functional currency transactions as other revenues within total
   revenues. Please cite the accounting literature used to support your conclusions.

9. Investments, page 75

4. Please disclose the extent to which you have investments in subprime mortgages,
   if material.

Consolidated Five Year Summary of Selected Financial Data, page 104

5. Please include basic and diluted earnings per share information and cash
   dividends declared per common stock for all periods presented as required by
   Item 301 of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief